Exhibit 99.1

Auna Announces Results of Annual General Meeting and Board Composition Update

Luxembourg– July 7, 2026 - Auna S.A. (“Auna” or the “Company”) (NYSE: AUNA), a Latin American healthcare company with operations in Mexico, Peru and Colombia, announced today the results of its annual general meeting of shareholders held on June 30, 2026 (the “Annual General Meeting”). The Company’s shareholders approved and adopted all of the matters submitted to them, as described below.

1.	Convening formalities. The shareholders confirmed that the Annual General Meeting had been duly convened and validly constituted.

2.	Confirmation of share awards to independent directors. The shareholders confirmed the share awards granted to the independent directors, as approved by the board of directors of the Company (the “Board”), with the directors concerned having abstained under Article 441-7 of the Luxembourg law of August 10, 1915 on commercial companies, as amended.

3.	Approval of the 2025 reports, accounts and allocation of the result. The shareholders approved the Board’s management reports and the reports of the statutory auditor of the Company (the “Statutory Auditor”) and the contractual auditor for the financial year ended December 31, 2025 (the “2025 Financial Year”); approved the Company’s separate annual accounts and its consolidated financial statements prepared for Luxembourg regulatory purposes and for the information of investors; and resolved on the allocation of the result for the 2025 Financial Year as proposed by the Board.

4.	Discharge to the directors. The shareholders granted discharge to the directors for the performance of their mandate for the 2025 Financial Year.

5.	Discharge and reappointment of the Statutory Auditor. The shareholders granted discharge to the Statutory Auditor for the 2025 Financial Year and reappointed it for the financial year ending December 31, 2026, until the annual general meeting to be held in 2027.

6.	Ratification of remuneration and compensation. The shareholders ratified the directors’ remuneration and the compensation granted to certain directors by the Compensation and Talent Committee and approved by the Board for the 2025 Financial Year.

7.	Miscellaneous. No other business was transacted at the Annual General Meeting.

Board Composition Update

Separately, the Board has determined that a seven-member Board is appropriate for Auna at this time. Accordingly, Jorge Basadre and Guadalupe Phillips have stepped down from the Board, effective July 6, 2026. The Board does not intend, at this time, to fill the resulting vacancies.

Following these changes, the Board continues to have a majority of independent directors.

The Board and management team thank Jorge and Guadalupe for their service and contributions to Auna during an important period for the Company and wish them continued success in their future endeavors.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of March 31, 2026, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,337 beds and 1.4 million health plan members.

For more information visit www.aunainvestors.com

Investor Relations Contact contact@aunainvestors.com